
14007707

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Digger's BBQ Franchises, Inc.

Commission File Number: 0001603864

South Carolina

UNITED STATES:

Digger's BBQ Franchises, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd. Suite 450

Beverly Hills, California 90210

Phone: (213) 704-4386

722511– Full Service Restaurants	46-0556016
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Nick Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Founder & Chief Executive Officer
Ms. Catherine Callaham Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Vice President
Mr. Ruben Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Director of Operations

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Digger's BBQ Franchises, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Nick Ruiz, CEO (1) (2)	Preferred Common	0% 100%
Alternative Securities Markets Group (3) (4)	Preferred Common	0% 0%

(1) Mr. Nick Ruiz is a Founder & Chief Executive Officer of Digger's BBQ Franchises, Inc.
(2) Mr. Nick Ruiz, Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687
(3) Mr. Steven J. Muehler is the Chairman of the Board of Directors for Alternative Securities Markets Group
(4) Alternative Securities Markets Group, 9107 Wilshire Blvd., Unit 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Digger's BBQ Franchises, Inc.
3217 Hampton Blvd.
Taylors, South Carolina
Phone: (864) 906-6312
Info@diggersbbqfranchise.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel for the Company and no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Diggers BBQ Franchises, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Diggers BBQ Franchises, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIFTY THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed Offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas

- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 50,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Digger's BBQ Franchises, Inc.

Corporate:
Digger's BBQ Franchises, Inc.
3217 Wade Hampton Blvd.
Taylors, South Carolina 29687
(864) 906-6312

Offering / Investors:
Digger's BBQ Franchises, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210
(213) 407-3486

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)
See: Details of the Offering

Maximum Offering: 10,000 9% Convertible Preferred Stock Units

DATED: September 1st, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Diggers BBQ Franchises, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	4,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."

(2) We do not intend to use a placement agent or broker for this Offering.

(3) Up to 5% of the Gross Offering Proceeds are expected to cover all costs of Direct Public Offering, which includes (but is not limited to) the costs of: offering preparation, filing, printing, legal, accounting and other fees and expenses related to the

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION

TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Restaurant Franchise Industry Risks

Restaurant Franchise investments are subject to varying degrees of risk. The yields available from equity investments in Restaurant Franchise Companies depends on the amount of income earned and capital appreciation generated by the Company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and/or Assets may be adversely affected by the general economic climate, the Restaurant Franchise Market conditions such as oversupply of related products or a reduction in demand for Restaurant Franchise products in the areas in which the Company's Products and/or Assets are located, competition from other Restaurant Franchises, and the Company's ability to provide adequate Restaurant Franchise Products and Services. Revenues from the Company's Products, Services and/or Assets are also affected by such factors such as the costs of operations and local economic market conditions.

Because Restaurant Franchise Company investments are relatively illiquid, the Company's ability to vary its Products and/or Asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and/or Assets. No assurance can be given that the fair market value of the assets produced or acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Digger's BBQ Franchises, Inc. commenced operations in July of 2012 as a South Carolina Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made, though Managers of the Company have generated revenues in the past utilizing similar business models in the BBQ Industry. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Digger's BBQ Franchises, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $100,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Competition

Competition exists for Franchise Restaurants related products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company or better relationships other Restaurant Franchise Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Restaurant Franchise Marketplace may reduce the number of suitable Franchisee sales opportunities.

Expansion Strategy

The Company's ability to open successful franchise units will also depend upon the recruitment of qualified franchisees, and the hiring and training of skilled restaurant management personnel, and the general ability to successfully manage growth, including helping franchise restaurants control costs, food quality and customer service. The Company's present senior management has little experience developing and operating multi-unit facilities. The Company anticipates that opening additional franchise restaurant units will give rise to additional expenses associated with managing operations located in multiple markets. Furthermore, the Company believes that competition for unit-level management has become increasingly intense as additional restaurant chains expand to new markets. Achieving consumer awareness and market acceptance will require substantial efforts and expenditures by the Company. An extraordinary amount of management's time may be drawn to such matters and negatively impact operating results. There can be no assurance that the Company will be to open new franchise units or that, if opened, those units can be operated profitably.

Concept Evolution

The Company presently intends that most of its future corporate restaurants and future franchise restaurants will feature the "Southern BBQ" theme similar to the Taylors, South Carolina Flagship Unit. However, the Digger's BBQ Concept is evolving and a number of factors could change this theme as applied in different locations. These factors include demographic and regional differences, locations that have more or less traffic than the areas in which those units are located, type of available floor space, and the availability of specialty items such as antiques. Accordingly, future units could be larger or smaller than the flagship unit, could vary in the mix of quick serve / dine-in restaurant operations, and could have differences in the application of the Digger's BBQ theme.

Trademarks

The Company's ability to successfully implement its Digger's BBQ concept will depend in part upon its ability to protect its trademarks. The Company has filed a trademark application with the United States Patent and Trademark Office to register the "Digger's BBQ" mark and design(s). There can be no assurance that the Company will be granted trademark registration for any or all of the proposed uses in the Company's applications. In the event the Company's mark is granted registration, there can be no assurance that the Company can protect such mark and design against prior uses in areas where the Company conducts operations. There is no assurance that the Company will be able to prevent competitors from using the same or similar marks, concepts or appearance.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of:

- Mr. Nick Ruiz, Founder and Chief Executive Officer
- Ms.Catherine Callaham, Vice President
- Mr. Ruben Ruiz, Director of Operations

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. Nick Ruiz, 30 hours per week
- Mr. Catherine Callaham, 30 hours per week
- Ms. Ruben Ruiz, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Control by Management

As of September 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Franchise Restaurant Business. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Restaurant Franchise Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$1,000,000**	**100%**	**$100,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$50,000**	**5%**	**$5,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

USE OF INVESTMENT FUNDS:

Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR (Quick Serve Restaurant) Franchise. Our focus being on two unique concepts which are our "Express" & Full Size "QSR" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 4 Digger's BBQ Restaurants in the first 3 to 6 months to have a total of 5 Digger's BBQ Branded franchise stores. In the First three years of Franchise development Digger's will have a minimum of 25 Corporate Owned stores and 125 Franchisees Nationwide. Digger's BBQ's intention will be to open a minimum of 50 corporate stores a year and sell 100 franchises a year after initial franchise efforts.

Between years three and five Digger's BBQ intention is to expand to a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 400 Stores representing the Digger's Brand.

Initial Breakdown of Funds:

- $1 million Initial Investment
- 4 Corporate stores @ $200,000 = $800,000
- $50,000 for Franchise development and regional/national franchise rollout
- $50,000 for Local Radio, Internet, T.V., Print, and Social Networking Marketing & Advertising
- $50,000 for Corporate Working capital
- $50,000 for Success Fee
- TOTAL: $1 Million USD

Detail Use of Funds per Restaurant ($200k per store):

- $75k for Contractors for in store development as detailed below:
    - Plumbing, electrical, painting, counter construction, Bathroom, kitchen, and dining room design and construction=$50k
- $20k in start-up cost for set-up of accounting, legal structuring, initial set-up fees, licensing, utility & lease deposits fees.
- $75k for Furniture, Fixtures, and Equipment listed in table below
- $30k for Working Capital
- Total per store $200k investment

Item	qty	price per	total	
smoker	2	11,250	22,500	
fryer	2	2,500	5,000	
3 door cooler	2	2,500	5,000	
Steam table	1	2,000	2,000	
Heating Cabinet	3	1,500	4,500	
Sandwich cooler	2	1,500	3,000	
Bun Warmer	1	2,000	2,000	
Catering smallwares	n/a	2,500	2,500	
Kitchen smallwares	n/a	2,500	2,500	
Catering Van	1	15,000	15,000	
Tables	15	100	1,500	
chairs	75	100	7,500	
Prep tables	2	250	500	
T.V. System	3	500	1,500	
Total Furniture, Fixtures, & Equipment.			$75,000	

ITEM 6. DESCRIPTION OF BUSINESS

Overview: Digger's BBQ Franchises, Inc. www.DiggersBBQfranchise.com & http://www.diggersbbq.com, Formed as a C-Corp. in 2012. The corporation was formed for the purpose of developing, marketing, and franchising Digger's BBQ Fast Casual "*Express*" & Full size Quick Serve style restaurant franchises nationwide. The Company's goal is to provide:

- High quality Barbeque
- A variety of home-style side items
- Speed
- Convenience
- And the best customer service of any nationwide franchise chain.

Digger's BBQ Franchises, Inc. is currently seeking an equity investment of $1 million dollars for the second round of expansion funding. The Company will use the funds to expand by building corporate stores while simultaneously selling & developing franchises nationwide and worldwide.

Sales & Marketing Strategy: Digger's BBQ Franchises, Inc. began an internet marketing campaign in 2011. Since that time, the Company has had over 400 pre-qualified leads, and the Company is in the process of negotiation with several potential franchisees to open up several new franchises in the U.S. in 2014 and 2014. The Company's Strategy is to open 200 company owned **"Express"** and Full Size **"QSR" (Quick Serve Restaurants)** stores, which focus primarily on Dine-in, catering and takeout in the next three years throughout the southeast and nationwide. In that same time frame we will focus on selling and opening 400 Franchises in the nationwide market.

This will allow Digger's BBQ Franchises, Inc. to create uniformity throughout the southeast as well as nationwide, and create a **"BUZZ"** about Digger's BBQ as the most unique new franchise concept. This strategy will appeal to potential franchisees, as they seek new opportunities to invest in, because they will see the number of Digger's BBQ locations popping up adding a sense of credibility to our Corporate Brand Identity.

Investment Opportunity: Management expects the restaurant franchising business to continue its solid growth pattern, which is currently over 50% of the food service industry, over the next five years, generating a 30% to 35% PBT. Our intention is to open 200 company owned stores and sell 400 franchises within three to four years. To achieve this we will require an immediate capital investment of $1,000,000.

Original-Investment by Founders: **$500,000**

Market Information:

Target Market: We expect the market for Digger's BBQ Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. We are working closely with marketing companies in monitoring the response to their initial promotional efforts.

Potential franchisees are looking to invest in something new, different, and unique instead of the same oversaturated market of pizza, burgers, and ice cream. Digger's BBQ intends to be the Brand leader in this **$4 Billion dollar** untapped BBQ Industry market by offering the only true **"All Inclusive Turnkey"** franchise model for $150k total Investment which also includes equipment.

Use of Funds:
Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR ("*Quick Serve Restaurant*") Franchise. Our focus being on two unique concepts which are our "***Express***" & Full Size "***QSR***" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 100 Digger's BBQ Restaurants in the first two to three years. In the First year Digger's will have a minimum of 50 Corporate Owned stores and 50 Franchisees Nationwide. In Year Two and Three, Digger's BBQ's will open a minimum of 50 corporate stores a year and sell 100 franchises a year.

At the end of year three Digger's BBQ will have a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 350 Stores representing the Digger's Brand.

Financial Summary: Management anticipates an aggressive yet cost-effective strategy to result in progressively improving revenues and subsequently profits. Revenues are expected to improve from $654,000 per store in year 1 to more than $1,500,000 per store by the 5th year of operations. Earnings before interest, taxes and depreciation are expected to reach over $300,000 per store in year 5, up from modest profits in the initial year of the project. The five-year forecast of profits is based moderately on our company's history. Earnings are per location and will be multiplied by 300 in the first 5-7 years dependent on how many locations we are able to develop.

Income Categories	**Per Store/Per Day**	**Income Detail:Ticket Price pp***
Lunch Sales	$1,300	162 people @ $8 pp*
Night Sales	$700	88 people @ $8 pp*
Catering Sales	$500	50 people @ $10 pp*
Total Income: Daily	$2,500	
Total Income: Weekly	$15,000	6 days a week x's $2,500
Total Income: Monthly	$65,000	$2500 a day x 26 days a Month
Total Income: Annualy	**$780,000**	

*** pp is per person**

Expense Categories	**$ Amount Per Store**	**Expense Detail Breakdown**	**% of Gross Inc.**
		Based on Industry Standard	32%
Total Food Cost	$250,000	2000 Sq. Ft @ $22 per Sq. Ft.	5%
Lease	$45,000	$76k for GM/AGM $80k Labor	20%
Total Labor	$156,000	Power, Water, Gas, TV, Int etc...	2%
Utilities	$15,000	$1,000 per month Adv. Pool	1.50%
Advertising & Marketing	$12,000	$2k per month Royalty to corp.	3%
Corporate Royalties	$24,000	General Liabilty & worker's Comp	0.06%
Insurance	$5,400	State sales tax avg 4-7%	7%
SC Tax	$54,000		**71%**
Total Expense Yearly	**$561,400**		

Total Income	**$780,000**
Total Expense	**$561,400**
Total Profit (EBIT) 29%	**$218,600**
Annual Profit X's 100 Stores	**$21,800,000**

Company History & Overview

Digger's BBQ Franchises, Inc. was founded in July of 2012. Mr. Ruiz is the CEO and retains 100% ownership of the enterprise. No outside capital has been used to fund the operations of the enterprise. The enterprise was founded based on the industry demand for a fast casual restaurant that could deliver high quality food, extreme value, great customer service, and maintain the speed of service of a typical fast food restaurant without sacrificing the atmosphere of a sit down restaurant.

The Company currently operates its first Flagship Location at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The website for the Company is http://www.DiggersBBQ.com.

Utilizing new systems and techniques, created by Mr. Ruiz, Digger's BBQ Franchises, Inc. has transformed from a mom and pop restaurant to a small reputable franchise in South Carolina. Digger's BBQhas been able to satisfy demand and has quickly gained a reputation of producing high quality food under the Digger's BBQ Brand Name. The enterprise has been profitable since Mr. Ruiz took over and expects to gain a significant share (25%) of the "Fast casual" market within the next 5 years.

Over the past few years, the Company has been working non-stop on the QSR BBQ Franchise prototype, and in late 2010 we finally revealed what we think is going to revolutionize the **"QSR"** Franchise industry, the "***Digger's BBQ Full Size QSR & Express***" Franchises.

The Full size QSR (Quick serve restaurant) is 2500 sq. ft., and can seat an average of 100 people and has strong dine-in appeal. The "Express" version is a 1500 sq. ft. restaurant with a slightly smaller menu than the full size version and has the option to have a drive up window.

Digger's BBQ is the future of franchising. Not only are we focused to become the nation's first true barbeque franchise chain in this $4 BILLION Dollar untapped market, but we have eliminated the number ONE issue with Franchising which are high startup cost and high royalties.

Digger's BBQ franchise model will be offered at a low total cost of $150k average total investment which includes an equipment and furniture package. Our franchise model is several hundred thousand lower in cost than the industry average startup cost of $400k. Also, our royalty structure will be a flat fee of $1000 a month for the first two years to get the franchisee off the ground. After the first two years of a flat fee royalty, we will raise the royalty to a traditional royalty of 5% of gross sales.

The Company currently operate an "Express" franchise in the small Taylors, SC Market as a prototype franchise. Sales have been good each year with gross sales in the six figures. This current store was chosen to prove our franchise model. It is situated in a residential market as appose to a highly prime commercial market that the majority of our restaurants will be in. We did this to prove our franchise model because we knew that if we can succeed in this small market we can succeed in any market.

Products:

Digger's BBQ offers three lines of high quality food products which include; Hickory smoked BBQ, grilled marinated chicken, and fork tender fall off the bone ribs. Diggers' also has a variety home-style side items including homemade macaroni and cheese, fresh Cole slaw, and barbeque baked beans.

Digger's BBQ uses a variety of distinct sauces which are classified regionally into three categories; ketchup base, mustard base, and vinegar base. These sauces are the three main sauces used in barbeque throughout the US, but what makes Digger's BBQ unique is that we are the only company that uses all three. Most restaurants use one sauce or the other, but Digger's BBQ uses all three to meet our customer's needs as we encompass all regional taste. This is a major component to our point difference because with BBQ being extremely regional we make ourselves truly franchisable by incorporating each region's taste into our business model and products.

Our product is not just our food, but it is also the "Express" 1500 sq. ft. restaurant franchise model & the Full Size "QSR" 2500 Sq. Ft restaurant model as a whole. Digger's BBQ uses everything from the speed of service, the quality of our food, consistency, customer service, colors, uniforms, and even our designs to create a product that creates a unique experience for each and every customer we serve. We sell directly to these customers using direct mail, word of mouth, and coupons.

We expect the market for Digger's Barbeque Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. Whether you are a "stay at home" mom, single dad, or a former VP of a down sized company, Digger's BBQ has a franchise model that meets every point of need. That is the main reason we created these two unique concepts. With our unique system we can cater to any unique need the potential individual franchisee might have.

Our franchise model is priced well below the industry average franchise at a modest investment of $150k total cost which includes all the equipment. This will open the opportunity to the average Joe looking to get out of the rat race and own their own business without a huge initial investment.

Market Analysis Summary

The BBQ market is a **$4 Billion dollar a year** market and it does not have one nationwide "Brand Name" recognized BBQ Franchise chain, and that is because it is all about regional taste. Carolina style, Memphis style, and Texas style are the main markets of BBQ.

The sauce in each region is also quite diverse. One place serves vinegar base, the other mustard and some tomato base sauces. Digger's BBQ has eliminated this issue because we cater to everyone's regional taste by having each region's style as well as the type of BBQ that each region is used to.

The Barbeque market is made up of mostly mom and pop's restaurants or large steak houses. This leaves a huge hole in this untapped market for a quick serve style BBQ concept. Our intention is to create smaller and more cost effective restaurants and to become the Subway of BBQ.

Throughout the US, when researching BBQ restaurants, you will typically find a local mom and pop BBQ restaurant or large Steak house style BBQ restaurant. You will never find a true National Brand name recognized Quick Serve Style (QSR) BBQ restaurant, Why? Because it does not exist!!

Digger's Barbeque has now created a concept that will do for BBQ what Starbucks did for coffee or what Subway did for sandwiches. For example coffee has been around for some time now, but when Starbucks came along they took over and made it a monopoly. We want to monopolize the barbeque market.

We have recently updated our concept with two revolutionary concepts that will take the franchising industry by storm and they are: Diggers BBQ "EXPRESS" which is a small 1500 Square ft. restaurant preferably with a drive-up or Drive through window and seats 40-60 people for dine-in and catering also like a Chinese restaurant but with BBQ instead and we already have one of these sold as a franchise also, and second, we have Diggers Barbeque Full size QSR which is a 2500 sq. ft. building which will be mainly focused on the Dine in aspect as well as catering, and compete in the QSR Market.

Market Segmentation

The prospects for our products are usually Individuals (blue and white collar workers) ages 20-50, however, families and married couples are beginning to visit our store more often. Their objectives are mainly to receive a high quality meal with great service at a great price. The proven ability to meet the many diverse needs of the true Barbeque lover, in regards to variety, is the reason the prospect wants to purchase from us.

The potential franchise market for BBQ is such a large market that we feel strongly that just an honest approach to what we offer as a franchise in a well-organized professional manner will be the selling point for most potential franchisees.

Chart: Market Analysis (Pie)

Market Analysis (Pie)


Males 18-50
Males 50+
Females 25-50
Females 50+
Families
Small Businesses
Mid-Size Companies
Large Companies
Churches

The major market segment for our BBQ products are males ages 20-50 years old. The secondary market segment is females ages 18-40 which include mothers, college students, and wives. Our Market Segment Strategy will be to sell directly to these customers using direct mail, word of mouth, and coupons.

Also, in this tech age, we will be using a heavy strategy of marketing on Social Networks such as Facebook and Twitter. Digger's BBQ will also invest a portion of the initial investment on local and regional advertising mediums such as print, radio, and television advertising of our $5 BBQ plate special. We feel that this $5 tax included BBQ sandwich plate special will revolutionize the way people see value in the restaurant industry the way McDonald's dollar menu change the value system of the fast food market.

As for the marketing of our franchises, we have limited the marketing to the southeast U.S. with plans to expand throughout the southeast and U.S. in the coming two years. We will also use Trade shows, Craigslist, and Internet Franchising portals as our primary source for marketing potential leads for franchise expansion.

Industry Analysis

BBQ is the next **HOT** Trend in Franchising. With Barbeque franchises still being a relatively new idea to the franchise market, there is still a huge potential for Digger's Barbeque to become the Nation's only true brand name recognized QSR BBQ restaurant.

Digger's is poised to take over the BBQ world and do what Starbuck's did for Coffee, what Subway did for sandwiches and have the hot streak that Five Guys Burgers and Fries is having in Franchising.

We will be the **ONLY** Brand of barbeque because we have recognized the huge gap in the industry and we have hands on analysis of what is missing for both the customer of the restaurant and the potential franchisee. The gap is an all-inclusive approach for the customer in that they no longer have to travel back to the Carolina's to get great BBQ or any other region because we carry **ALL** their favorite regional products!

For the potential franchisee we have eliminated the main problem with any franchise in this industry and that is the high initial startup cost, high royalties, and the high ongoing overhead of a restaurant. The fact that we offer the complete opposite to the struggles of a start-up franchise in itself would be more than enough to penetrate the market, but we go a step further and offer Flat fee royalties for all new franchisees for the first two to three years which as most know are the most significant years for franchise survival!

Competition and Buying Patterns

There are three enterprises who are Digger's BBQ most likely near term competitors, the strongest being Brand named fast-food franchises such as Subway. A list of these competitors is shown below.

Competing Enterprise Name	Competing Product Name
1. Mom and Pop BBQ Restaurants	Home-style BBQ
2. Sonny's Barbeque	Barbeque pork and Beef
3. Brand name food franchises	Brand named products like a sub-sandwich or Big Mac

In general the competition has average profit margins, but their market strength is greater than Digger's BBQ Franchises, Inc's. They have established excellent credibility in the marketplace. Past history would indicate the group has considerable experience. They appear to have a very strong commitment to the marketplace; however, current conditions place them in a position that, if necessary, abandoning the market is an acceptable alternative. They have the basic skills to successfully compete in the market and if history is any indicator, they will respond to our market entry efforts in a non-aggressive manner. This group of competitors will present a slight challenge to Digger's BBQ Franchises, Inc's growth.

Overall, though there is competition, in the case of Digger's BBQ Franchises, Inc. will be in a position in which competition will actually drive sales. By actually having locations near competitors we are actually driving food traffic to our business thus it is safe to say that competitors are not a direct hindrance to the Growth of Digger's BBQ Franchises, Inc.

Operations, Strategy, and Implementation Summary

Digger's BBQ strategy is to leverage its existing local Brand awareness and take advantages of new prime locations in the local market. By using established clientele, and reputation; and couple this with its new brand image we have created, we will not only refresh the Digger's BBQ brand but also continue to wow the customer.

Digger's BBQ has created a system to create a value added product/service experience to its existing customers and to enhance appeal to attract new customers to Digger's BBQ. In short, the company seeks to create a value-added approach to its eating establishments and bring in new customers to achieve both a higher margin than previously experienced and increase overall profitability through new customers. We will do this by creating the first ever **"TAX FREE MENU"**-in other words the menu includes taxes in the price.

This Tax free menu will be headlined by our $5 BBQ sandwich plate special. This is a BBQ sandwich, baked beans, fresh cole slaw, and a sweet tea all for $5 Tax included. The closest to this is Subway's $5 foot long, but the main difference is that Subway's version is not tax included and only includes the sandwich. We believe that by offering this over-the-top value we will establish ourselves as the best price for product restaurant in any market. In this economy this is the perfect strategy for increasing brand awareness and in-store sales.

We will use unique and creative advertising to draw attention to our unique value of our menu as well as leaving a lasting impression of our Digger's BBQ Brand. Radio, T.V., Print, and Internet advertising will be our main channels of getting new customers and inform existing customers of our extreme value.

From a franchising perspective we want to use a $1 million dollar equity investment by the second quarter of 2014 to open a number of company owned stores at an average cost of $100,000 to $150,000 per store and to begin our selling of franchises nationwide.

Digger's BBQ's initial expansion focus will be in the upstate of South Carolina primarily in Greenville, SC market. The Upstate of SC is an upcoming market that has attracted such companies as Michelin, BMW, Hitachi, Lockheed, and Amazon. The market in Greenville, SC has also been named in many national media as a "Top Ten" place to live and build a business as noted on The Today Show.

Digger's BBQ has already chosen the first 10 locations for its next corporate owned stores. These stores will be in strip mall areas with strong traffic and strong anchors. The first three corporate stores will located specifically in the Haywood road, Pelham road, and Woodruff road markets which are the highest traffic markets in Greenville, SC. These are strong markets that have many established food franchises that bring in tons of food traffic already and will allow us to tap into the flow of customers that already exist in these areas.

Typical build-out of a Digger's BBQ franchise will only take 60 to 90 days from lease signing. Factors include licensing (DHEC, Fire Marshall, City approval etc.), corporate formation, light construction, painting, hiring staff, corporate formation per location, and training. We have simplified our franchise system to make it as easy as possible to open a restaurant in the fastest time possible to maximize the time it takes to start making money for investors and franchisees.

From June 2014 to June 2016 our intention is to open the first 50 corporate owned stores and within this same year sell 100 franchises at an average price of $150k or $15 million total gross franchise sales.

From June 2016 to December 2017 we would like to equal our first year's two years intention by opening an additional 50 corporate owned stores and sell 200 franchises for a total of 200 corporate owned stores and 300 franchises sold at $150k average per store or a $30 million total gross franchise sales by the end of 2017.

Strengths

1. **Knowledgeable and friendly staff.** We've gone to great lengths at Digger's BBQ to find people with a passion for people. Our staff is both knowledgeable and eager to please each customer.

2. **State-of-the art serving system.** From the moment you walk in a Digger's BBQ restaurant you are treated with honor and respect. We take your order with clarity and speed allowing the customer to get the most out of their time in this hustle and bustle age.

3. **Up-scale ambiance.** When you walk into Digger's BBQ, you'll feel the difference. From the color scheme to the flat-screen monitors inset into the walls, each store provides a cozy hideaway for meetings and small friendly gatherings. Large tables with plenty of Natural lighting provide the clean & bright atmosphere that makes each store so inviting!

4. **Clear vision of the market need.** Digger's BBQ knows what it takes to build an upscale Barbeque restaurant. We know the customers, we know the product, and we know how to build the service that will bring the two together.

   - Strong relationships with suppliers that offer credit arrangements, flexibility, and response to special product requirements.
   - Excellent and stable staff, offering personalized customer service.
   - Great retail space that offers flexibility with a positive and attractive, inviting atmosphere.
   - Strong merchandising and product presentation.
   - Good referral relationships with local and nationwide vendors.

Competitive Edge

Digger's BBQ's Competitive edge is its ability to understand the totality of the market needs. Digger's BBQ is the only BBQ franchise focused on meeting each customer's regional taste.

As an individual restaurant, Digger's BBQ is the leader in BBQ value by having the first **TAX INCLUSIVE** menu.

As a Franchising company, Digger's BBQ is the most cost effective franchise with all inclusive packages that include equipment, flat fee introductory royalties, and the lowest initial start-up cost of any franchise in the QSR industry at $150k average total investment.

Marketing Strategy

Digger's BBQ marketing strategy will include the use of targeted print media advertising, direct selling, and Social network media to drive in customers looking for a unique BBQ experience. We will capitalize on existing relationships with vendors who have stated their willingness to do whatever it takes to help us grow the Digger's BBQ Brand Nationwide.

We have positioned ourselves as a differentiated provider of the highest quality BBQ products around as well as the best franchise opportunity in the QSR industry. The primary goal of all marketing efforts will be to communicate this to existing and potential customers as well as future franchisees.

Sales Strategy & Promotions

Digger's BBQ's sales strategy is simple and that is we offer the best product for the best price to create value that each and every customer appreciates. We have created two concepts that will revolutionize the franchising industry in the area of marketing and advertising to new customers.

We created a tax free menu at **http://www.diggersbbq.com/Menu.php** The menu is structured to have each item on the menu have the actual price you pay. That way we take the guess work out ordering for our customers. No more figuring out tax in your head to make sure you have enough for your meal. Now what you **"SEE"** is what you **"PAY".**

The Second sales strategy is our **$5 Full Meal Deal**. In this case we did not invent the wheel but we made it better. Just like Subway's $5 Sub sandwich, we have a $5 Sandwich but we made it better.

For **ONLY $5** you get a Regular BBQ sandwich plate, beans, slaw, and a tea for **ONLY $5 tax included.** Digger's BBQ will also implement frequent buyer cards to encourage the consumer to visit our stores multiple times a week. Digger's BBQ will also offer special "VIP" cards to our preferred clients such as investors, lenders, and select customers that have brought value and connections to our brand.

This strategy will be our entry point into every new market as being the best food value deal in the business and we plan on using this in our future Grand opening advertising campaigns.

Digger's BBQ's Sales Strategy for our Franchisees is also to Offer the best deal in the business. A true win/win situation in which Startup costs are a fraction of what typical franchises cost starting at $150k. We also offer a Flat fee Royalty for the first 1 to 2 years in which the royalty would be between $750 to $1000 a month for the entire year. This will help the franchisee with getting the business off the ground.

For both the individual franchise store sales and actually selling franchises, we will use the most cost effective advertising channels available such as Trade shows, internet franchise portals, standard print media, and the huge potential of social network advertising.

Sales Forecast

Our sales forecast is based on the following assumptions. We expect our production will be sold as soon as it is ready, as the forecasted production is less than the anticipated demand and we typically only keep a week's worth or inventory. Our product is not seasonal and will be continually produced throughout the year. We will operate in three main categories: Lunch, Dinner, and Catering sales.

Regarding the "direct cost of goods sold" (COGS), we assume the costs of materials will remain relatively the same for us as we always seek to be within certain percentages of sales and maintain great relationships with our suppliers. Our Goal is always to be around 25% food cost for meats and side item products, 5% paper good cost, and 3% cost for Drink sales or Coke products.

The five year forecast of profits is based moderately on our company's history and is what is typical in the QSR industry. Each Table's figures is per location and will be multiplied by 100+ restaurants dependent on how many locations we are able to develop.

TOTAL COST TO MANUFACTURE

$1.86 to $2 per 1/4 BBQ sandwich plate and we sell it for $5 which is a margin of $3+ per plate!

As our purchase volume increases, purchase price for all our products will decrease. As we continue to systemize our cooking procedures, labor costs will begin to decrease.

Therefore, during the next three to five years of operations at Digger's Barbeque, the cost benefits of volume purchasing and improved systemized cooking processes should decrease the cost of goods sold, and labor significantly.

The table below shows the average sales forecast per store over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$364,800	$405,600	$468,000	$530,400	$624,000
Dinner Sales	$179,000	$218,400	$249,600	$280,800	$280,800
Catering Sales	$111,000	$156,000	$187,200	$280,800	$312,000
Total Sales	$654,800	$780,000	$904,800	$1,092,000	$1,216,800
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$163,700	$195,000	$226,200	$273,000	$304,200
Paper Cost	$32,740	$39,000	$45,240	$54,600	$60,840
COKE products	$19,644	$23,400	$27,144	$32,760	$36,504
Subtotal Direct Cost of Sales	$216,084	$257,400	$298,584	$360,360	$401,544

The table below shows the average sales forecast <u>per 100 stores</u> over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$36,480,000	$40,560,000	$46,800,000	$53,040,000	$62,400,000
Dinner Sales	$17,900,000	$21,840,000	$24,960,000	$28,080,000	$28,080,000
Catering Sales	$11,100,000	$15,600,000	$18,720,000	$28,080,000	$31,200,000
Total Sales	$65,480,000	$78,000,000	$90,480,000	$109,200,000	$121,680,000
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$16,370,000	$19,500,000	$22,620,000	$27,300,000	$30,420,000
Paper Cost	$3,274,000	$3,900,000	$4,524,000	$5,460,000	$6,084,000
COKE products	$1,964,400	$2,340,000	$2,714,400	$3,276,000	$3,650,400
Subtotal Direct Cost of Sales	$21,608,400	$25,740,000	$29,858,400	$36,036,000	$40,154,400


Chart: Sales Monthly


Sales Monthly


$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Lunch Sales
Dinner Sales
Catering Sales

Business and Industry
Greenville, South Carolina

CONTENTS

I. Executive Overview

Many companies in Greenville and the Upstate of South Carolina are widely recognized as strong competitors in the global marketplace. As a medium-sized market, the ten-county Upstate region comprises one of the strongest manufacturing centers in the country. The region is known for its ability to attract international and domestic firms by providing a pro-business environment and all the amenities necessary for business growth. And as Harvard Business School professor and author Rosabeth Moss Kanter writes in *World Class: Thriving Locally in the Global Economy*, "The history of the region's economic development is a lesson for business and community leaders seeking to understand what is required to achieve world-class status and bring local residents into the world economy."

Greenville County is the centerpiece of the region considered to be the "economic engine of South Carolina" and is the most populous county in the state. Since its beginning as a small farming community in 1786, Greenville County has grown into a large and diverse metropolitan area and one of the southeast region's premiere areas for business. Over the past thirty years, Greenville has transformed itself from the textile capital of the world into a destination for corporate office, manufacturing and warehousing/distribution operations. Greenville is now home to world-class companies such as 3M, Lockheed, General Electric, Samsung and Michelin.

Companies are drawn here by our favorable tax rates, market accessibility and the quality and availability of our workforce. In fact, South Carolina's workforce was ranked in #5 in the nation; 8th best for access to transportation in all its modes; and 6th best for "cost of doing business" by CNBC's 2010 Top States for Business. And in fDi Magazine's 2009/2010 "*North American Cities of the Future*", the City of Greenville ranked # 1 among "micro cities".

Greenville County has announced over $1.1 Billion in new capital investment and over 7,000 new jobs in last five years. The SC Department of Commerce indicates that Greenville is home to more corporate headquarters than any other region in South Carolina. Additionally, as of 2010, Greenville County was home to more than 50 Fortune 500 companies.

Investment in Greenville County (announced)

Year	New Jobs	New Investment
2006	1,926	$298.5 Million
2007	681	$183.2 Million
2008	1,556	$181.3 Million
2009	909	$185.4 Million
2010	2,083	$251.9 Million
Five Year Total	**7,155**	**$1.1 Billion**

Source: Greenville Area Development Corporation

Fortune 500 Companies in the Upstate, 2010

*Companies in Greenville County, Source: Fortune Magazine, and SC ACOG

Company	Rank
3M*	96
Air Products & Chem.*	273
American Financial	288
Apache	211
Aramark	189
AT&T Inc.*	7
Automatic Data Proc.*	265
Auto-Owners Insurance	416
Avery Dennison	362
Avnet	142
Avon Products*	229
Bank of America Corp.*	5
BB&T Corp.*	265
Black & Decker	358
Caterpillar*	55
C.H. Robinson Worldwide*	349
CH2M Hill	381
Charles Schwab*	465
Charter Communications*	413
Cigna*	129
Cisco Systems*	56
Coca-Cola*	72
ConocoPhillips	6
Continental Airlines	153
CSX*	259
Cummins	218
DaVita	355
Delta Air Lines	84
Dollar General	195
Duke Energy*	161
Eastman Chemical	415
Eaton Corp.*	194
FedEx*	80
Fluor Corporation*	111
Gannett Publications*	370
General Electric*	4
Goodrich*	354
Goodyear Tire & Rubber	141
Graybar Electric*	470
Honeywell	74
Humana	73
Ingram Micro*	69
IBM*	20
International Paper	104
Jacobs Engineering Group*	203
Johnson Controls	85
Kelly Services*	479
Level 3 Communications	148
Liberty Mutual Ins. Group*	71
Lockheed Martin*	44
Manpower*	143
Marathon Oil	41
Marriott International*	213
Marsh & McLennan*	221
McGraw-Hill*	369
McKesson	14
MetLife*	51
Mohawk Industries	392
Morgan Stanley*	70
Mosaic*	231
Newell Rubbermaid*	373
Norfolk Southern*	267
Northrop Grumman	61
Northwestern Mutual*	115
Owens Corning	432
Parker Hannifin	231
Pepsi Bottling*	174
Pfizer Inc. (Capsugel)	282
PPG Industries*	190
Prudential Financial*	65
Quest Diagnostics*	309
R.R. Donnelley & Sons	240
Rockwell Automation*	478
SCANA	488
Sealed Air*	487
Smurfit-Stone Container	374
Southwest Airlines	229
Textron*	220
Thrivent Financial for Lutherans*	342
Timken	452
Unisys	452
United Parcel Service*	43
US Airways Group	222
Verizon Communications*	13
W.W. Grainger*	340
Walgreen	32
Wal-Mart Stores	1
Waste Management	196
Wells Fargo*	19
Xerox*	145
Yum Brands	252

3

II. Major Headquarters

Selected Greenville County Headquarters Listing: International, North American, National, and Regional

Company Name	Product/Service	Type	Website
Agfa Corporation	Photographic Films – Technology	Regional	www.agfa.com
Bi-Lo Corporation	Grocery Sales	Regional	www.bi-lo.com
Charter Communications	Broadband Communications	Regional	www.charter.com
Fluor Corporation	Engineering, Procurement, Construction, and Maintenance Services	Regional	www.fluor.com
Hubbell Lighting	Lighting	International	www.hubbelllighting.com
General Electric	Engineering	COE	www.ge.com/innovation/greenville/index.htm
Guardian Building Products	Building Materials	Corporate	www.guardianbp.com
CertusBank	Financial Services	National	www.certusbank.com
Kemet Corporation	Capacitors	International	www.kemet.com
Lockheed Martin Aircraft	Aircraft Maintenance	International	www.lockheedmartin.com
Michelin North America	Radial Tires	North American	www.michelin.com
Nutra Manufacturing	Pharmaceuticals	National	www.nutramfg.com
ScanSource Incorporated	Internet Systems	International	www.scansource.com
Span-America Medical Systems	Medical Products	National	www.spanamerica.com
SYNNEX	Information Technology	Regional	www.synnex.com
Verizon Wireless	Communications	Regional	www.verizonwireless.com

Source: SC Department of Commerce, The Upstate Alliance, Reference USA, and GADC

III: Business and Industry Overview

Industry Sector by Facility Count, Greenville County and Upstate Region

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10	12,041	28,666
Total, Private	10	11,762	27,638
Goods Producing	101	1,830	4,823
Natural Resources & Mining	1011	26	168
Construction	23	1,153	2,881
Manufacturing	31-33	651	1,774
Durable Goods		379	1,070
Non Durable Goods		272	704
Service Providing	102	9,932	22,815
Trade, Transportation & Utilities	1021	2,836	7,054
Wholesale Trade	42	899	1,788
Retail Trade	44-45	1,648	4,556
Transportation / Warehousing	48-49	279	640
Utilities	221	13	57
Information	51	218	397
Financial Activities	1023	1,244	2,711
Professional & Business Services	1024	2,312	4,408
Education & Health Services	1025	1,034	2,486
Leisure & Hospitality Services	1026	1,162	2,864
Other Services (except Public Administration)	81	1,126	2,896
Total Government	10	279	1,028

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Facility Count by Selected Industry Sector, Greenville County



Construction
1153
Manufacturing
651
Wholesale Trade
Retail Trade
1648
Transportation / Warehousing
279
Information
218
Financial Activities
1244
Professional & Business Services
2312
Educational & Health Services
1034
Leisure & Hospitality Services
1162
Total Government
279
0
500
1000
1500
2000
2500

5

Average Monthly Employment by Industry Sector, Greenville County & Upstate SC

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10	225,017	517,704
Total, Private	10	196,725	429,216
Goods Producing	101	37,549	112,280
Natural Resources & Mining	1011	515	1,586
Construction	23	8,984	20,517
Manufacturing	31-33	28,050	90,198
Durable Goods		13,883	47,814
Non Durable Goods		14,168	42,385
Service Providing	102	159,176	316,937
Trade, Transportation & Utilities	1021	45,636	102,183
Wholesale Trade	42	10,749	20,916
Retail Trade	44-45	26,805	63,019
Transportation / Warehousing	48-49	7,832	15,305
Utilities	221	250	1,217
Information	51	5,443	7,890
Financial Activities	1023	11,790	21,377
Professional & Business Services	1024	43,454	65,965
Education & Health Services	1025	24,231	52,395
Leisure & Hospitality Services	1026	22,382	54,161
Other Services (except Public Administration)	81	6,239	12,966
Total Government	10	28,292	88,489

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW


2010 Employment by Selected Industry Sector, Greenville County
Construction
Manufacturing
Wholesale Trade
Retail Trade
Transportation / Warehousing
Information
Financial Activities
Professional & Business Services
Educational & Health Services
Leisure & Hospitality Services
Total Government
0
5000
10000
15000
20000
25000
30000
35000
40000
45000
50000

6

IV. Manufacturing Overview

Largest Manufacturing Employers in Greenville County

Company	Employees	Product/Service
Michelin North America*	4,000	Radial tires, Headquarters, R & D
General Electric	3,200	Gas turbines / Engineering
Sealed Air Corp – Cryovac Division	1,420	Plastic bags and plastic film
Honeywell*	875	Gas turbine component parts / R&O
Lockheed Martin Aircraft	800	Aircraft maint. and modification
ABB (Baldor)	668	Speed changers, Gear reducers
House of Raeford (Columbia Farms)	650	Processed poultry
Mitsubishi Polyester Film LLC	631	Polyester film
Milliken & Company*	570	Yarn & non woven fabrics
Nutra Mfg USA	550	Vitamins and supplements
Drive Automotive (Magna)	550	Automotive body panels

*includes multiple locations. Source: SC ACOG and GADC

Largest Manufacturing Employers in Upstate Region

Company	Employees	County	Product/Service
Michelin North America	8,358	Multiple	Radial tires, Headquarters, R & D
BMW Manufacturing Corp	5,500	Spartanburg	Automobiles
Milliken & Company	3,902	Multiple	Textile Mfg / R&D
General Electric	3,200	Greenville	Gas turbines / Engineering
Sealed Air Corp - Cryovac	2,520	Multiple	Plastic bags & film
The Timken Company	1,680	Multiple	Screw machine parts
Nestle USA	1,500	Cherokee	Frozen prepared foods
Duke Energy	1,500	Oconee	Power Generation
Robert Bosch Corp	1,380	Anderson	Automotive components
Fuji Film	1,200	Greenwood	Photographic products

Source: SC ACOG and GADC

Manufacturers Database

Go to the Greenville Area Development Corporation website (www.gogadc.com) to view and download the Greenville County Manufacturer's Directory.

Manufacturing Sector by Facility Count, Greenville County and Upstate Region

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	32	42
Textile Mills	313	30	117
Textile Mill Products	314	30	45
Apparel Manufacturing	315	8	13
Wood Product Manufacturing	321	17	69
Paper Manufacturing	322	20	44
Printing and Related Support activities	323	54	109
Chemical Manufacturing	325	59	133
Plastics & Rubber Products Manufacturing	326	33	93
Nonmetallic Mineral Product Manufacturing	327	26	72
Primary Metal Manufacturing	331	7	30
Fabricated Metal Product Manufacturing	332	110	295
Machinery Manufacturing	333	62	156
Computer & Electronic Product Manufacturing	334	15	32
Electrical Equipment & Appliance Manufacturing	335	22	42
Transportation Equipment Manufacturing	336	21	72
Furniture and Related Product Manufacturing	337	36	80
Miscellaneous Manufacturing Industries	339	63	118

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Facility Count by Maunfacturing Sector, Greenville County


NAICS 311
NAICS 313
NAICS 314
NAICS 315
NAICS 321
NAICS 322
NAICS 323
NAICS 325
NAICS 326
NAICS 327
NAICS 331
NAICS 332
NAICS 333
NAICS 334
NAICS 335
NAICS 336
NAICS 337
NAICS 339
32
30
30
8
17
20
54
59
33
26
7
110
62
15
22
21
36
63
0
20
40
60
80
100
120

8

Average Monthly Employment by Mfg Sector, Greenville County & Upstate SC

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	1,943	2,459
Textile Mills	313	1,373	8,615
Textile Mill Products	314	988	1,636
Apparel Manufacturing	315	234	298
Wood Product Manufacturing	321	194	1,556
Paper Manufacturing	322	882	2,282
Printing and Related Support activities	323	637	1,745
Chemical Manufacturing	325	4,052	8,426
Plastics & Rubber Products Manufacturing	326	4,021	10,486
Nonmetallic Mineral Product Manufacturing	327	584	2,263
Primary Metal Manufacturing	331	63	319
Fabricated Metal Product Manufacturing	332	2,595	6,990
Machinery Manufacturing	333	6,016	9,943
Computer & Electronic Product Manufacturing	334	578	1,456
Electrical Equipment & Appliance Manufacturing	335	1,219	4,399
Transportation Equipment Manufacturing	336	1,434	11,083
Furniture and Related Product Manufacturing	337	543	862
Miscellaneous Manufacturing Industries	339	658	1,494

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Average Monthly Emplyment by Mfg. Sector, Greenville County


NAICS 311
NAICS 313
NAICS 314
NAICS 315
NAICS 321
NAICS 322
NAICS 323
NAICS 325
NAICS 326
NAICS 327
NAICS 331
NAICS 332
NAICS 333
NAICS 334
NAICS 335
NAICS 336
NAICS 337
NAICS 339
0
1000
2000
3000
4000
5000
6000
7000

9

V. Select Call Centers

Company Name	Empl.	Type
Agilysys (Kyrus Corporation)	123	Inbound Customer Service
ABB (Baldor)	90	Inbound Customer Service
Benefitfocus	70	Inbound Customer Service
Charter Communications	375	Inbound Customer Service
Concentrix (formerly BSA Sales)	144	Outbound Technology Marketing Service
Duke Energy	100	Inbound Customer Service
Ford Motor Credit Company	550	Inbound Customer Service
Infor (DataStream Systems)	100	Inbound Customer Service
Level One	350	Inbound Marketing Service
Michelin Tire Corporation	300	Inbound Customer Service
Perceptis*	10-15	Inbound Customer Service
Resurgent Capital Services	460	Inbound Customer Service / Collections
Samsung Networks America, Inc	600	Inbound Customer Service
Sealed Air Corp	125	Inbound Customer Service
UPS	200	Inbound Customer Care / Outbound Sales
Ventus Capital	200	Inbound Customer Service / Outbound Collections
Verizon Wireless	1,200	Inbound Customer Service
Windstream Communications	207	Inbound Customer Service / Outbound Sales

*Perceptis announced 200 jobs on January 15, 2011
Source: GADC

VI. Select Technology and Software Development Companies

Company	Service
Infor (formerly DataStream)	Manufacturing Maintenance software
AHOLD	Data Management – Grocery
TetraData Corp	School District Analysis Software
Agilysys (formerly Kyrus Corp)	Point-of-Sale Software
PromoPipeline, LLC	Promotions Packaging Software
ScanSource	Internet Systems, POS, ADC
Solutience	Custom Manufacturing Solutions
Asobous	Sports Software
Ebridge	Business Process Automation
IBM	Programming, Insurance Software
EDS	Data Management, Applications Maintenance

Source: GADC

VII. Select Distribution Centers

Selected Companies	Product/Service	Empl
Anderson Hardwood	Flooring	150
Atlas Cold Storage	Refrigerated products	35
C&S Wholesale (BiLo Distribution)	Food Products	950
Coca-Cola Bottling Company	Soft drinks	100
Diversified Distribution Systems	Retail products	50
Expert Med	Medical products	30
Gordon Food Service	Food products	50
Lanxess (formerly Bayer Corporation)	Industrial Products	25
Nissan North America Inc	Auto parts	45
Pet Dairy	Dairy products	75
ScanSource	Technology products	430
Super Duper Inc	Education materials, catalog sales	62
Confluence Watersports	Kayaks, canoes and accessories	40
WW Grainger	Industrial Products	20

Source: GADC

VIII. Transportation & Logistics

The Upstate of South Carolina has over 14,000 miles of state and county maintained highways. Among these are several major interstate systems including I-85, I-26, I-385 and I-185. Interstate I-85 is the backbone of the region. Passing thru the Upstate, I-85 stretches from Petersburg, VA to Atlanta, GA and southern Alabama and connects the southeast with the northeast. Greenville also connects with I-26 to the east, allowing access to the South Carolina ports.

Airports

South Carolina's largest airport, the **Greenville-Spartanburg International Airport (GSP)** is the major aviation facility in the Upstate. Located just 20 minutes from downtown Greenville on I-85, GSP provides both passenger and cargo service. The airport handles over 1.25 million passengers annually and is served by seven passenger and four cargo airlines. With a recent $100 million expansion, the airport's runway now measures 11,001 feet and is capable of handling any aircraft flying today. GSP was voted 7th most user-friendly small airport in the nation in a survey by Conde' Naste Traveler.

www.gspairport.com

Located adjacent to the Palmetto Exhibition Center and only three miles from Greenville's Central Business District, the **Greenville Downtown Airport (GMU)** serves as the "Corporate Gateway" to Greenville. GMU is a modern and attractive facility with a wide variety of tenants that offer a full range of aviation services.

www.greenvilledowntownairport.com

The SC Technology and Aviation Center (SC TAC) features a public airport designed to meet a variety of aviation-related business needs. **Donaldson Field (GYH)** has an 8,000 foot primary runway that can handle virtually any landing gear configured aircraft and it has a Category 1 Instrument Landing System. SCTAC is well suited for air freight/cargo services as well as aviation MRO and other aviation-related business needs.

www.sc-tac.com

Rail

Greenville County is served by two major railroads, Norfolk-Southern and CSX Transportation, and a short-line railroad, Carolina Piedmont. Norfolk-Southern provides direct service to the Port of Charleston (second day delivery). All major metropolitan areas in the United States are accessible within three to six days by rail.

www.csx.com www.norfolksouthern.com http://www.railamerica.com/RailServices/CPDR.aspx

Port of Charleston

One of the busiest container ports along the Southeast and the Gulf coasts and a leader in productivity and efficiency, the Port of Charleston has been a major global center of commerce and trade for three centuries. The Port offers the deepest channels in the region - capable of accommodating 8,400-TEU vessels drafting up to 48 feet - and provides convenient access to global markets. To prepare for coming years, Charleston is heavily investing in its new and existing terminals with a 10-year, $1.3-billion capital plan. A new terminal (Navy Base Terminal) that will boost container capacity in the port by 50% is set to open in 2018.

www.port-of-charleston.com

Logistics

Motor Freight

Greenville's location along I-85, the southeast's major freight corridor, provides the area with a large, consistent supply of trucks from numerous specialized trucking carriers serving the United States. There are over 70 freight lines in the Greenville-Spartanburg area, half of which have terminals.

- One-day trucking service reaches 44 percent of the country's population and 27 percent of the nation's manufacturing output.
- Overnight trucking service is available to most of the southeast.
- All major eastern markets are within two traveling days.

Air Freight

Two Federal Inspection Stations (FIS) consisting of Customs, Immigrations and Agriculture are located at the GSP airport. The first FIS facility located under the south concourse is designed to handle 250 international passengers per hour. The second FIS location on the north cargo ramp is designed to handle cargo and corporate aircraft that require international clearance.

The north end of the GSP airport is home to a 120,000 square foot FedEx facility. This facility, completed in 2001 provides FedEx with the capability to sort up to 3000 packages per hour.

Cargo Statistics at GSP Airport

Year	Cargo Tons
2010	24,668
2009	19,826
2008	26,735
2007	28,283
2006	26,853

Source: GSP Airport Commission

2012 REGIONAL ECONOMIC SCORECARD FOR GREENVILLE, SOUTH CAROLINA


2012 REGIONAL
ECONOMIC
SCORECARD
The Greenville Chamber's 5th
Annual Income Competitiveness Report
INSIDE:
Overview 2
The Competition 3
Prosperity 4
Jobs 5
Human Capital 6
Innovative Activity 8
Entrepreneurial Environment 10
Industry Strength 12
Leadership & Engagement 14
"A strategy without metrics is just a wish."
-Emery Powell, Texas Instruments

The 2012 Regional Economic Scorecard

Upstate South Carolina is competing on the world's stage for talent, technology, capital, and jobs. As our competition becomes increasingly intense, how well-positioned are we for success?

As we strive to build a premier business community, we must keep score and deliver clear metrics to detail paths to improvements in our competitive position and prosperity. Leaders and residents must engage in the conversation in order to make the broad efforts necessary to creating significant improvements.

The Greenville Chamber launched the annual Economic Scorecard project in 2007 after noticing a long-term downward trend in the region's per capita income relative to the nation. The Chamber contracted economic researchers at Clemson University to provide an objective study to measure and help develop a better understanding of what contributes to strong income growth.

The Scorecard is a collaborative project supported by these partner organizations who play key leadership roles in promoting strategies for improving our primary metric – Per Capita Personal Income (PCPI):

- *ACCELERATE!* (a Greenville Chamber initiative to impact economic competitiveness)
- Community Foundation of Greenville
- United Way of Greenville County
- University Center of Greenville
- Upstate SC Alliance

We will highlight several Community Strategies impacting PCPI in this report, and acknowledge that many more are in place throughout the region. The goal of the Scorecard is to provide information and direction to help create policies and allocate resources that positively impact the prosperity of our region.

Clemson Model

Income growth is determined by four broad inputs: Human Capital, Innovative Activity, Entrepreneurial Environment and Industry Strength. The Economic Scorecard model provides an objective assessment of these four indices based on statistical analysis.

Outcomes of competitiveness

- Income, jobs and sustainable development

Environment for development

- Industrial composition
- Physical infrastructure
- Social, cultural and institutional environment

Competitiveness inputs

- Human Capital
- Innovative Activity
- Entrepreneurial Environment
- Industry Strength

Greenville MSA, Upstate SC

In this chart, two areas of the Upstate are highlighted: the three-county Greenville Metropolitan Statistical Area (MSA) and the 10-county Upstate SC region. Both areas have been measured throughout this report.


Greenville MSA
Greenville
Cherokee
Pickens
Spartanburg
Oconee
Union
Anderson
Laurens
Abbeville
Greenwood

The Competition

The Scorecard compares the Greenville MSA and Upstate SC to peer and target regions. The peer regions (11) were selected by a statistical cluster analysis of 118 metro areas in the Southeast along 23 dimensions. While each community has unique characteristics, there is enough structural similarity to designate them as an economic peer. The target regions (4) are considered "best in class" in terms of economic development and wealth creation.

- Peer regions
- Target regions

(1) - Per Capita Personal Income (PCPI) Ranking

Louisville
PCPI: $36,902
Pop: 1,285,891
9

Lexington
PCPI: $36,015
Pop: 473,568
12

Greensboro
PCPI: $34,296
Pop: 725,192
15

Richmond
PCPI: $41,260
Pop: 1,260,396
1

Knoxville
PCPI: $35,054
Pop: 699,258
13

Nashville
PCPI: $40,138
Pop: 1,594,885
2

Raleigh
PCPI: $39,479
Pop: 1,137,297
4

Charlotte
PCPI: $38,895
Pop: 1,763,969
5

Greenville
PCPI: $33,917
Pop: 638,968
16

Little Rock
PCPI: $38,512
Pop: 702,253
8

Jackson
PCPI: $36,270
Pop: 540,072
10

Columbia
PCPI: $34,412
Pop: 769,947
14

Charleston
PCPI: $36,121
Pop: 667,713
11

Birmingham
PCPI: $38,734
Pop: 1,129,068
7

Jacksonville
PCPI: $39,550
Pop: 1,348,702
3

Austin
PCPI: $38,736
Pop: 1,728,247
6

US Average PCPI:
$39,937

Source: US Bureau of Economic Analysis

Defining Regional PROSPERITY

Per Capita Personal Income (PCPI)

Personal Income includes all sources of income (wages, interest, dividends, governmental transfers, etc.) in a region. Per Capita Personal Income (PCPI) is total income divided by total population.



Per Capita Personal Income Relative to U.S.
105.0
102.5
100.0
97.5
95.0
92.5
90.0
87.5
85.0
82.5
80.0
77.5
US=100
Greenville County
Greenville MSA
Upstate SC
UPTICK
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Greenville County saw the longest decline in relative PCPI from 1999 to 2009. While income increased each year, the growth rate was not as robust as that of the nation's, creating the increasing gap between Greenville and the US.

If Upstate SC's PCPI was on average with the nation, we would have an additional $11.1 billion in spendable income. Greenville County alone would have an additional $1.59 billion in spendable income.

What are we losing?

$11.1 billion

Spendable Income in Upstate SC

The good news is that the most recent data (2010) shows an uptick in PCPI. Time will tell if this is the beginning of a true change in direction as it will take several years of incline to be confident that long-term, positive change has occurred. In the meantime, organizations are working diligently to make improvements in the Upstate.



Employment Gains/Losses, During Recession and Recovery

- Recession - Recovery

Charleston MSA | Charlotte MSA | Columbia MSA | Greenville MSA

4% 3% 2% 1% 0% -1% -2% -3% -4% -5% -6% -7% -8% -9%

Source: US BLS, State and Area Employment, Hours and Earnings Program, Not Seasonally Adjusted

Employment | Jobs

"Greenville is one of the Top Metros for Employment Spring 2012"

-Forbes Magazine

The Greenville MSA was hit harder than other regions during the recent recession (December 2007 to June 2009) with total employment falling by 8.8%. Among our Scorecard regions, only Charlotte also lost more than 8% of its employment base. While the Greenville MSA has seen a faster rate of recovery than other areas, more ground needs to be covered to make up for the losses incurred.



Total Employment in Upstate SC



- Times of recession
620,000
600,000
580,000
560,000
540,000
520,000
500,000
480,000
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

"The Upstate has seen an economic restructuring and a deep recession in the span of a decade, as witnessed by deep restructuring-based losses in textiles and recession-based losses in construction. However, employment levels are rebounding, especially in higher productivity, higher pay manufacturing jobs as witnessed by a 37% increase in earned income per manufacturing job in the Greenville MSA from 2001 to 2010."

-Dr. David Hughes, Clemson University

HUMAN CAPITAL

Investing in Skills That Matter

With increased skills and education come higher incomes. Therefore, investment in education and training programs at all levels is critical to our region's future. Access to training programs closely aligned with the current and projected needs of our business community is critical. Just as important is student ability to complete these programs.

"The days when low wages, low taxes and cheap land could attract industry have long since passed. Today, workforce quality is essential for economic development."

-Bruce Yandle, Clemson University

Indicators

High school graduates
Percent of labor force with a high school diploma.

Associate degrees
Percent of labor force with an associate degree.

Bachelor degrees
Percent of labor force with a bachelor's degree.

Graduate or Professional degrees
Percent of labor force with a graduate or professional degree.

Knowledge workers
Percent of employment in occupations classified as management, business/operations, finance, computers, math, architecture, engineering, sciences, law, education, health care, arts, design, entertainment and media.


110
105
100
95
90
85
106.1
105.7
102.7
100.6
100.0
98.1
98.1
94.4
94.3
93.9
91.4
90.1
89.7
US Average
CHARLESTON
COLUMBIA
RICHMOND
LEXINGTON
JACKSONVILLE
JACKSON, MS
LITTLE ROCK
LOUISVILLE
BIRMINGHAM
UPSTATE SC
GTR. GREENSBORO
KNOXVILLE
Target Cities
Raleigh/Durham........ 124.9
Austin.................... 115.8
Charlotte 104.0
Nashville 100.3
South Carolina.......... 98.1
Indicates index point change from 2009

How do we compare?

The Greenville MSA continues to be ranked in the middle of the pack and Upstate SC lags the other areas. Both areas experienced slight declines in this index.

Current Education Rankings Among Peer Regions

	Greenville MSA	Upstate SC
High School Diploma	12	13
Associate Degree	5	2
Bachelor Degree	6	13
Graduate/Professional Degree	7	12



Education pays

- Unemployment Rate in 2010 — Median Weekly Earnings in 2010


1.9 Doctoral degree $1,550
2.4 Professional degree $1,618
4.0 Master degree $1,272
5.4 Bachelor degree $1,038
7.0 Associate degree $767
9.2 Some college, no degree $712
10.3 High school diploma $626
14.9 Less than a high school diploma $444

Note: Data are for 2010, annual averages for persons age 25 and older. Earnings are for full-time wage and salary workers.

Source: Bureau of Labor Statistics, Current Population Survey

Community Strategy

Greenville Region Workforce Collaborative

Despite significant economic development announcements over the past few years, actual hiring has lagged in certain sectors and overall unemployment rates remain high. This is happening across the US, and a driving factor is a lack of qualified applicants for certain occupations.

Workers without the experience and/or qualifications necessary for competitive wage positions often resort to jobs that pay less than a livable wage. These under- or unemployed individuals are earning a fraction of what they could if they had certain skills and experience, which dampens the region's PCPI.

Based on the Upstate's strong manufacturing presence and growth outlook, the Greenville Region Workforce Collaborative (GRWC) creates partnerships focused on the advanced manufacturing workforce, leveraging employer input to assist job seekers in meeting workforce goals. Under the leadership of the United Way of Greenville County, the mission of the GRWC is to raise, coordinate and direct funding and advocacy in support of innovative workforce partnerships that link low-income workers with sustainable employment in industries critical to our region.

Currently focused on the transportation cluster, the two-year goals for the collaborative include:

- Alignment of training programs to create a sustainable pipeline of qualified workers
- Providing foundational skills training and support services for 200 job seekers
- Increased employment and earnings for these individuals.

With continued success in the transportation cluster, the GRWC will explore opportunities for developing talent pipelines for other key clusters. This demand-pull strategy for workforce development will help to increase wages, thereby increasing PCPI.

"70 percent of the 200+ companies we have interviewed since 2007 cited workforce issues as one of their top three challenges to doing business."

-Greenville Works Annual Report

INNOVATIVE ACTIVITY

Generating New Ideas, Technologies, Products and Processes

"Operational excellence secures the present. Innovation excellence secures the future."
- Roger Milliken (1915 - 2010), Past Chairman & CEO of Milliken Company

The Upstate is building upon several existing advantages in terms of innovation. We have long been strong in terms of patent production, thanks to significant corporate R&D activity, a strong engineering base, and world-class research universities.

Indicators

Percent of employment in computer, science and engineering occupations

Graduate students in science, engineering, and health sciences per 10,000 residents



150
125
100
75
50
25
Target Cities
Austin 269.7
Raleigh/Durham........ 264.8
Charlotte 67.6
Nashville 64.7
South Carolina.......... 55.7
US Average
123.8
115.5
88.1
83.2
80.5
75.5
69.3
60.4
59.5
53.7
52.8
40.2
37.5
Indicates index point change from 2009
LEXINGTON
GREENVILLE MSA
KNOXVILLE
RICHMOND
COLUMBIA
UPSTATE SC
LITTLE ROCK
CHARLESTON
BIRMINGHAM
GTR. GREENSBORO
LOUISVILLE
JACKSON, MS
JACKSONVILLE
8

How do we compare?

The Greenville MSA has tended to fare well on this Index, with Upstate SC falling in the middle of the pack. Greenville MSA saw the third largest increase in this measure with Upstate SC also seeing a slight uptick.

Patenting activity per capita increased for both the Greenville MSA and Upstate SC. Only Raleigh saw a bigger percentage increase in the number of patents per 10,000 employees. At the same time, the percentage of graduate students in science, engineering and health sciences increased at a healthy pace.

One area of decline was the percent of the workforce employed in computer, science and engineering occupations. This may be more of a function of the economic downturn than a shift in corporate R&D strategies.

Employment in Computer, Science and Engineering Occupations, Greenville Metro


2008
2009
2010
10,000
8,000
6,000
4,000
2,000
0
Total Employment
8,665
10,089
7,523
4,231
5,186
4,687
2,206
2,594
1,487
Architecture and Engineering
Computer and Mathematical
Life, Physical and Social Science

Source: US Census Bureau, 2010 American Community Survey

Community Strategy

Innovation and Talent

High rates of innovation depend on a deep base of talent across critical sectors with high reliance on the information technology, engineering and science disciplines. Increasing the linkage between students and recent college graduates in these areas of study and the business community is key to increasing income growth.

The Greenville Chamber has developed the following two initiatives to help foster this activity.



Candidates for the NEXT Intern Program meet at the NEXT Innovation Center for panel interviews with NEXT CEOs.

NEXT

The NEXT community of innovation-intensive companies has developed an internship program that focuses on hiring interns in a variety of positions from marketing and software development to graphic design and grant writing.


NEXT

PULSE


PULSE

PULSE, the Chamber's young professionals organization, has launched PULSE Talent, an intern program designed to support a variety of companies in the area by offering a series of events ranging from arts, career and networking workshops, leadership lunches, and social events, all with the goal to increase the connection to the Greenville community.

Graduate Programs

Vibrant graduate degree programs in key areas such as science, engineering and health sciences lead to innovation. Such higher education programs are growing with the help of the University Center of Greenville, USC Upstate, Furman University, and other area institutions. Clemson University's International Center for Automotive Research (CU-ICAR) has demonstrated tremendous potential with the graduation of the United State's first-ever Ph.D. in Automotive Engineering. Corporate research partnerships with CU-ICAR continue to grow, with at least 30 formed since 2004. Most recently, the Center for Emerging Technologies opened its doors to innovative firms wanting to have a close relationship with this institution.

ENTREPRENEURIAL ENVIRONMENT

Turning Innovative Ideas into Viable Commercial Enterprises

The much-vaunted "gales of creative destruction" created through the cycle of business churn is key to increasing PCPI, significantly through business productivity gains.

"Young businesses have higher productivity levels and faster productivity gains than more mature businesses, particularly in the early years. In effect, the churning process replaces lower productivity businesses with new, more productive ones, thereby increasing productivity and raising living standards."
- Kauffman Foundation

Indicators

Business churning
Total number of establishment births and deaths as a percentage of all firms in an area.

Establishments per 1,000 employees
Number of businesses in an area, presented per 1,000 employees.

Proprietors' income share
Percentage of an area's income generated by self-employed business owners.

Employment in business services
Share of regional employment in the professional and technical services industries.



105
100
95
90
85
80
US Average
Target Cities
Austin 117.7
Nashville 113.2
Raleigh/Durham 107.6
Charlotte 97.5
South Carolina 88.3
-1.4
5.5
-4.0
-2.9
101.5
99.8
97.8
97.5
94.7
87.2
86.9
86.4
85.3
83.7
83.5
81.7
81.0
CHARLESTON
JACKSONVILLE
JACKSON, MS
BIRMINGHAM
KNOXVILLE
RICHMOND
LITTLE ROCK
COLUMBIA
GREENVILLE MSA
LEXINGTON
LOUISVILLE
UPSTATE SC
GTR. GREENSBORO
Indicates index point change from 2009

How do we compare?

The Region is making progress here, but we started well behind the national level. The Greenville MSA advanced two places in the ranking and Upstate SC saw modest improvement, with no change in rank order. A much faster rate of improvement is needed to catch up to the nation.

Within the index, the Greenville MSA increased on three of four sub-measures, but is still far behind the nation in terms of proprietor's income, and employment in professional, scientific and technical industries, key to supporting innovative firms.

Wage differential
in Greenville County



$40,179
Average Annual Pay for All Firms
$76,664
Average Annual Pay for High-Impact Firms

Sources: US BLS, QCEW Program and Greenville Chamber

Community Strategy

Iron Yard Labs



As competition for high-impact technology and talent continues to grow, communities differentiate themselves by providing a supportive environment for the launch and growth of new ventures. Summer 2012 marks the beginning of an exciting project in Greenville. The Iron Yard Labs (formerly The Next Big Thing) is a 13-week startup accelerator. Part of the TechStars Network (the top accelerator program in the world), the Iron Yard Labs will select ten companies – typically web and mobile software developers – to spend the summer in Greenville. These firms will receive seed funding along with three months of mentorship, office space, legal and accounting services, in-house design support, and the opportunity to pitch their business to hundreds of investors. *ACCELERATE!* funded the launch of the Iron Yard Labs.

NEXT Facilities

In 2011, the NEXT Innovation Center in downtown Greenville reached full capacity. This facility houses a broad range of high-impact companies in various sectors. With this space fully leased, the Greenville Chamber is leading community efforts to plan for additional facilities in the region targeting high-value sectors such as software, manufacturing, and biomedical. Having a number of interrelated facilities focused on the needs of particular industries positions Greenville for strong growth. The NEXT Innovation Center has received national attention from features in *Men's Journal* and *Fast Company*, highlighting the value of having this type of facility in the region.



INDUSTRY STRENGTH

Developing a strong portfolio of industry and occupational expertise

"Economic development prospects are most promising in regions with a diversity of industry clusters, and where the industries represented by these clusters are competitive, innovative, and growing."
- Dr. David Barkley, Clemson University

While much of the region's ability to compete comes from new ideas and new firms, a significant portion is determined by what has come before. The region's current economic base and structure largely affects future performance. The most common way to measure this base is in terms of industry clusters: similar firms, suppliers, and related institutions. Once known at the Textile Capital of the World, the Upstate's current cluster base is composed of Aerospace, Automotive, Bioscience, Energy, and Advanced Materials.

The ideal situation is for a region to have a number of deep clusters with connecting services that can support many clusters.

Indicators

- Concentration of jobs in high wage industries (traded industries only)
- Concentration of industry jobs in high wage occupations (traded industries only)
- Employment Diversity Index
- Employment per Square Mile



115
105
95
85
75
-2.2
4.6
-1.2
-1.6
-1.8
-0.8
108.3
102.0
101.7
94.4
92.5
90.7
90.2
89.3
86.5
82.6
82.2
81.6
76.5
JACKSONVILLE
RICHMOND
LOUISVILLE
KNOXVILLE
BIRMINGHAM
GTR. GREENSBORO
GREENVILLE MSA
LITTLE ROCK
CHARLESTON
LEXINGTON
COLUMBIA
JACKSON, MS
UPSTATE SC
Target Cities
Charlotte 122.2
Raleigh/Durham........ 115.8
Austin...................... 112.7
Nashville 112.2
South Carolina.......... 74.4
US Average
Indicates index point change from 2009

How do we compare?

The Upstate has slightly improved its position here. As in other areas, we are starting at a lower level than our peers. We stand at about 91% of the US rate for having high-wage industries, but only about 79% for high-wage jobs. This implies that there are additional opportunities to attract higher paying, higher skilled jobs to the region. As we continue to upskill the workforce and focus on key industries, this will continue to improve.



Upstate SC Job Creation and Capital Investment


Capital Investment
Jobs Created
$2,000M
$1,600M
$1,200M
$800M
$400M
$0
6,250
5,000
3,750
2,500
1,250
0
2007
2008
2009
2010
2011
2012(YTD)

Cumulative totals since 2007

$7.95 billion
Total investment

28,393
Jobs created

Source: Upstate SC Alliance

Community Strategy

Adaptability

What's working now is what's worked for decades – our adaptability. A great example of this can be seen in the Advanced Materials sector. Originating from our experience as a textile force, materials have evolved and support many of the current target industries – from advanced textiles used in today's automobiles, to the carbon fiber used in aircrafts, and even the nanotechnology used in solar panel development.

Effective Public-Private Partnerships

Our strengths also lie in an ability to create effective public-private partnerships. Successful partnerships can be seen throughout the region at the Clemson University International Center for Automotive Research, the Advanced Materials Center, the South Carolina Technology and Aviation Center, and the newly announced genetic research center.

By leveraging our adaptability and effective partnerships, economic development organizations are able to market and recruit companies in high-value target sectors. As we experience success through increased capital investment and job creation, we will begin to close the PCPI gap.

The region has the components to successfully compete – a strong industry base, supportive universities, an engaged technical college system, and a business-friendly environment. As stressed throughout this Scorecard, workforce issues continue to be of critical importance to our success. While organizations are collaborating, more work must be done to ensure that we are optimized for the benefit of the area. It takes engaged leadership dedicated to finding necessary solutions, and we are confident that we have that leadership in our region.

Business Leadership & Engagement

As reported in this Scorecard, increasing PCPI requires the dedication of many organizations. From improving human capital outcomes to increasing the start-up rate of new ventures, work is being done.

Human Capital

"Community strategies that focus on the development of human capital are essential to driving per capita income growth in our region. There are many ways of tackling this issue. From the creation of high school programs that link academics to the workplace to the development of apprenticeships in advanced machining occupations, many organizations can play a role in this area. Alignment of strategies and allocation of resources toward this issue is key to making progress."

Dr. Brenda Thames
Greenville Hospital System, Greenville Chamber Board and United Way of Greenville County Board of Trustees



Innovative Activity

"The main reason that Scio Diamond is in Greenville is to be part of a culture that values innovation and supports businesses. Scio is very innovative, having developed technology to produce large, single-crystal diamonds in a controlled process reactor for diverse markets and applications. The hallmark of an innovative community is a steady stream of new ideas and technologies constantly being developed by private business, educational institutions and other organizations. This region has that in abundance."

Joseph D. Lancia
President & CEO Scio Diamond NEXT Innovation Center



Entrepreneurial Environment

"Some say that wealth creation begins at home. And it really does. By fostering conditions that are supportive of start-ups and high-growth firms, the region is building a strong foundation for the future. If we can seed the community with an increasing number of enterprises that possess and transfer to their clients unique competitive advantages through technology, talent or business processes, we will continue to create wealth for all our residents. It's an incredibly exciting time to be engaged in economic development in the Upstate."

Toby Stansell
Acumen IT Co-Chair, ACCELERATE!



Industry Strength

"Continued dedication to regional collaborations and a targeted approach to recruitment will ensure the future success of the Upstate. The beginnings of this success can be clearly seen in the growing number of announcements in our higher-value, targeted industries. The better we work together, the faster our economic strength will improve.

Jim Evers
Chair, Upstate SC Alliance
AT&T South Carolina



"Greenville is a community too restless to be content with its own success."

- Jim Clinton, Southern Growth Policies Board



What You Can Do

Learn more
View the full Scorecard at www.greenvillechamber.org/scorecard.php

Share the message
Share this Scorecard with your colleagues, friends and family.

Host a meeting
Invite the Greenville Chamber to present the Scorecard to your business and community groups. Contact Hank Hyatt at 864-239-3714.

Join *ACCELERATE!*
We encourage you to join business leaders in *ACCELERATE!*, the Greenville Chamber's initiative to impact income competitiveness. Visit www.accelerate.org or contact John Moore at 864-239-3719.

2012 Economic Scorecard Leadership Team

Fred Baus, *University Center of Greenville*
Hank Hyatt, *Greenville Chamber*
Marion Mann, *Greenville Chamber*
Terrell Mills, *Wyche, P.A.*
Jennifer Miller, *Upstate SC Alliance*
Elizabeth Feather, *Upstate SC Alliance*
Darrin Goss, *United Way of Greenville County*
Bob Morris, *Community Foundation of Greenville*

Clemson Institute for Economic and Community Development

David W. Hughes, *Assistant Director and Principal Investigator*
David L. Barkley, *Emeritus Professor*
Devin Swindall, *Research Associate*

Produced for the community by the Greenville Chamber with funding from the Chamber's *ACCELERATE!* initiative to impact economic competitiveness.
And in partnership with the Upstate SC Alliance, Community Foundation of Greenville, University Center of Greenville, and the United Way of Greenville.

Designed and Published by SC Biz News LLC

Front cover photo by Blaine Owens



View the complete study and past Scorecards at
www.greenvillechamber.org/scorecard.php


GREENVILLE
CHAMBER
BUSINESS DRIVEN.
ACCELERATE!


COMMUNITY FOUNDATION
Bridging Philanthropy & Purpose


United
Way
United Way
of Greenville County


University
Center


UpstateSCAlliance

GREENVILLE, SOUTH CAROLINA INCOME STATISTICS


2010 Household Income Statistics for Greenville, SC
0%
2%
5%
8%
10%
12%
15%
18%
20%
Less than $15,000
$15,000 to $24,999
$25,000 to $34,999
$35,000 to $49,999
$50,000 to $74,999
$75,000 to $99,999
$100,000 to $124,999
$125,000 to $149,999
$150,000 to $199,999
$200,000 and Over
Provided by: CLRSearch.com
Greenville, SC
South Carolina
United States

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
Total Area Household Income	$1,606,119,051		$115,071,599,096		$8,877,041,207,141	
Median Household Income	$41,801		$48,360		$55,970	
Average Household Income	$64,899		$63,207		$74,974	
Per Capita Household Income	$29,055		$25,065		$28,779	
Income Less than $15,000	4,471	18.07%	257,745	14.16%	14,165,359	11.96%
Income $15,000 to $24,999	3,067	12.39%	193,287	10.62%	10,837,720	9.15%
Income $25,000 to $34,999	3,090	12.49%	205,031	11.26%	11,829,365	9.99%
Income $35,000 to $49,999	3,851	15.56%	285,413	15.68%	17,010,932	14.37%
Income $50,000 to	3,971	16.05%	353,192	19.40%	22,437,035	18.95%

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
$74,999						
Income $75,000 to $99,999	2,362	9.54%	240,581	13.21%	16,654,204	14.07%
Income $100,000 to $124,999	1,344	5.43%	128,822	7.08%	10,110,396	8.54%
Income $125,000 to $149,999	907	3.66%	65,256	3.58%	5,931,821	5.01%
Income $150,000 to $199,999	645	2.61%	42,305	2.32%	4,245,070	3.59%
Income $200,000 and Over	1,040	4.20%	48,915	2.69%	5,180,241	4.38%

The data for Greenville, SC may also contain data for the following areas: Greenville

Household Income: Data on consumer income collected by the Census Bureau covers money income received (exclusive of certain money receipts such as capital gains) before payments for personal income taxes, social security, union dues, medicare deductions, etc. Therefore, money income does not reflect the fact that some families receive part of their income in the form of non-cash benefits, such as food stamps, health benefits, rent-free housing, and goods produced and consumed on the farm.

Retail Sales Statistics

2010 Retail Sales Statistics	Greenville, SC	South Carolina	United States
Total Retail Sales (Including Food Services)	$1,444,937,000	$58,127,326,000	$4,253,550,572,000
Building Materials and Garden Store Sales	10.15%	8.91%	7.42%
Clothing and Accessories Store Sales	8.92%	4.94%	4.47%
Electrical and Appliances Store Sales	4.80%	1.62%	2.37%
Food and Beverage Store Sales	7.30%	14.38%	13.98%
Food Services	10.05%	9.81%	9.50%
Gasoline Stations Store Sales	4.63%	10.17%	7.46%
General Merchandise Store Sales	14.97%	18.27%	17.57%
Health and Personal Care Store Sales	4.97%	5.72%	5.41%
Home Furnishings Store Sales	4.36%	2.45%	2.53%
Miscellaneous Store Sales	4.55%	3.39%	2.94%
Motor Vehicles Store Sales	19.01%	16.04%	16.16%
Nonstore Purchases Store Sales	2.30%	2.71%	7.98%
Sporting Goods Store Sales	4.00%	1.59%	2.20%

Information is deemed reliable but not guaranteed. Demographic Information FAQ

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Restaurant Franchise.
- South Carolina Stock Corporation
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***<u>Terms of Conversion or Repurchase by the Company:</u>***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Digger's BBQ Franchises, Inc.

The Company

Digger's BBQ Franchises, Inc. is a South Carolina Stock Corporation.

Company Managers

Biographies of all Managers can be found starting on Page 73 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Nick Ruiz	***Founder & Chief Executive Officer***

Nick Ruiz is Digger's BBQ Franchises, Inc's founder and Chief Executive Officer. Mr.Ruiz has been in the restaurant business for Over 15 years, and has been in the barbeque business for over 12 years. He has started many successful business ventures, but his main area of expertise is in the Quick Service Restaurant industry. Before acquiring Digger's BBQ in 2000, Mr. Ruiz was the general manager of a Mom and Pop style restaurant. Mr. Ruiz saw the potential of the BBQ restaurant to become a franchise chain and purchased Digger's BBQ restaurant.

After the purchase of Digger's BBQ, Mr. Ruiz began to develop the systems and strategies necessary to change Digger's BBQ into a Franchise concept. Shortly after finishing the development of the franchise concept, Mr. Ruiz sold his first three franchises. Mr. Ruiz has also been involved with growth and development of many franchise chains including the currently HOT trending Five Guys Burgers and Fries, Zaxby's, and Mcalister's Deli.

Current:

- Franchisor & CEO at Diggers BBQ Franchising, Inc.
- Author of "Money & the 9 Steps you Need to Survive any Financial Crisis"
- Director of Operations at Diggers BBQ Franchises, Inc.
- CEO at Digger's Barbeque Franchises & Ruiz Enterprises, LLC

Past:

- General Manager at McAlister's Deli
- General Manager at Bertolo's Italian Eatery, Inc.
- Associate Manager and Catering Assistant at Henry's Smokehouse, Zaxby's Inc.
- Catering Director and Director of Franchise Operations at Aussie Burgers, Inc.
- CEO at Digger's Barbeque Systems, Inc.
- General Manager at Zaxby's, Inc.
- Associate Manager and Catering Assistant at Henry's Smoke House

Ms. Catherine Callaham ***Vice President***

Ms. Callaham is the Vice President of Digger's BBQ Franchises, Inc. She has managed many successful restaurants, and has worked for Mr. Nick Ruiz for several years. Ms. Callaham is a crucial component to Digger's BBQ Franchises, Inc's current success as she handles the growth of the "work from home" catering concept.

Mr. Ruben Ruiz ***Director of Operations***

Mr. Ruben Ruiz is the Director of Operations for Digger's BBQ Franchises, Inc. Mr. Ruben Ruiz serves as the Company's quality control expert, and is the Company's General Manager and oversees the day-to-day operations of the individual franchises. Ruben also assists in the future systems development with a hands on approach at the local franchise level for the Company's "Express" locations.

Mr. Steven J. Muehler (Alternative Securities Markets Group) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Digger's BBQ Franchises, Inc., except for Mr. Muehler, as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Digger's BBQ Franchises, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Digger's BBQ Franchises, Inc.. will be entitled to receive an annual salary of:

Mr. Nick Ruiz, Founder & CEO	$100,000
Ms. Catherine Callahan	$30,000
Mr. Ruben Ruiz, Director of Operations	($5,000 per 20 Franchises)

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Nick Ruiz Founder & CEO Diggers BBQ Franchises, Inc. 3217 Wade Hamption Blvd. Taylors, South Carolina 29687	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 950,000 Shares (95.0%) Preferred Stock: No Shares
Alternative Securities Markets Group 9107 Wilshire Blvd., Suite 450 Beverly Hills, CA 90210	Common Stock: No Shares (0.0%) Preferred Stock: No Shares	Common Stock: 50,000 Shares (5.0%) Preferred Stock: No Shares

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Nick Ruiz, the Founder & Chief Executive Officer. Mr. Nick Ruiz currently owns the majority of the issued and outstanding controlling Common Stock Units of Digger's BBQ Franchises, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Nick Ruiz thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of September 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of September 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of South Carolina. South Carolina General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by South Carolina's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

South Carolina's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

2014 Post Funding Balance Sheet			
	2014	2015	2016
Assets			
Current Assets			
Cash	$884,132	$1,201,854	$1,562,370
Inventory	$7,216	$9,061	$9,322
Other Current Assets	$75,000	$90,000	$105,000
Total Current Assets	$966,348	$1,300,914	$1,676,692
Long-term Assets			
Long-term Assets	$35,000	$45,000	$55,000
Accumulated Depreciation	$0	$0	$0
Total Long-term Assets	$35,000	$45,000	$55,000
Total Assets	$1,001,348	$1,345,914	$1,731,692
Liabilities and Capital	2014	2015	2016
Current Liabilities			
Accounts Payable	$43,065	$54,019	$59,755
Current Borrowing	$0	$0	$0
Other Current Liabilities	$0	$0	$0
Subtotal Current Liabilities	$43,065	$54,019	$59,755
Long-term Liabilities	$0	$0	$0
Total Liabilities	$43,065	$54,019	$59,755
Paid-in Capital	$250,000	$250,000	$250,000
Retained Earnings	$423,616	$708,282	$1,041,895
Earnings	$284,666	$333,613	$380,041
Total Capital	$958,282	$1,291,895	$1,671,937
Total Liabilities and Capital	$1,001,348	$1,345,914	$1,731,692
Net Worth	$958,282	$1,291,895	$1,671,937

2014 Current pre-funding Balance Sheet

January 1st, 2014 to April 9, 2014

Assets	
Cash on Hand	$25,000
Inventory	$5,000
FF&E	$200,000
Vehicles	$30,000
Total Assets	**$260,000**
Liabilities	**$10,000**
Net Assets	**$250,000**

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1
BALANCE SHEET
December 31, 2013

ASSETS

CURRENT ASSETS

Cash on Hand and Current Inventory on Hand	$ 25,000
Furniture, Fixtures, and Equipment	$150,000
Vehicles	$ 35,000
Signage	$ 10,000
TOTAL ASSETS	**$220,000**

LIABILITIES AND MEMBER'S EQUITY

Accounts payables and accrued expenses	$ 12,000
Notes payable, Bank Loans	$ 15,000
TOTAL LIABILITIES	**$ 27,000**
Members' Equity	**$193,000**
	$220,000

See notes to financial statements

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1

STATEMENT OF REVENUE AND EXPENSES

For the period of July 10, 2012 (Inception) through December 31, 2013

REVENUE

INTEREST	$ 250

EXPENSES

Legal	$ 2,000
Accounting	$ 7,225
Office	$ 300
Misc. Fees (websites, memberships)	$ 725
Organization Cost	$ 3,000
	$13,250

NET LOSS	**$(13,000)**

See notes to financial statements

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1

STATEMENT OF MEMBER'S EQUITY

For the period of July 10, 2012 (Inception) through December 31, 2013

	Class A Members	Class B Members	Total
Capital Contributions	$ 0	$206,000	$206,000
Net Loss	$ 0	(13,000)	(13,000)
Balance, December 31, 2013	$0	$193,000	$193,000

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1

STATEMENT OF CASH FLOWS

For the period of July 10, 2012 (Inception) through December 31, 2013

Cash flows from operating activities:		
Net Loss	$ (13,000)	
Adjustments to reconcile net loss to net cash Provided by operating activities:		
Changes in assets and Liabilities		
Accounts payable and accrued expenses		$ 12,000
Net Cash		$25,000
Cash flows from financing activities:		
Contribution from members		**$206,000**
Loans from financial institutions		**$15,000**
Fees		**$(1000)**
Net Cash provided by financing activities		**$220,000**
CASH, DECEMBER 31, 2013		**$25,000**

Digger's BBQ Franchises, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Digger's BBQ Franchises, Inc., a South Carolina Stock Corporation was formed in July of 2012.
The Company was formed for the purpose of Developing and operating as a Retail and Franchise Southern Style BBQ Restaurant Corporation.

Upon its organization as a South Carolina Stock Corporation, the Company issued 100% of its Outstanding Common Stock Units to Mr. Nick Ruiz who is also The Chief Executive Officer of Digger's BBQ Franchises, Inc.

The Company, since inception, has spent most of its resources in research and development of the BBQ Market as well as seeking funding for the initial growth and expansion of the Digger's BBQ Franchise Model.

The Company was initially capitalized by Mr. Nick Ruiz with an opening deposit of $25,000 and a total financial contribution of $ 206,000 USD to fund the initial setup, marketing, and development of an initial southern style BBQ restaurant prototype.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

There has been No Income since inception (July 2012) and No Salaries have been taken for CEO Mr. Nick Ruiz. Wages will be deferred until capitalization has been reached.

NOTE 3. BLUE COAST SECURITIES:

In January of 2014 Digger's BBQ Franchises, Inc. entered into an agreement with Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group) to aid in raising capital on a best efforts basis of a total of $1 Million US Dollars for the purpose of developing and franchising The Digger's Southern Style BBQ Brand.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diggers BBQ Franchises, Inc.:

By: Mr. Nick Ruiz

By: ______________________

Name: Mr. Nick Ruiz
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________

Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate

Document Reference: U4J88BIH93E8MG49YT36RU

RightSignature
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Nic Ruiz
Party ID: YGLWSAILH26PSDGUFW3NG7
IP Address: 74.248.228.117
VERIFIED EMAIL: nsruiz@aol.com

Electronic Signature



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Alternative Securities Markets Group
Party ID: 9L4KNEJVYJWAYUZVMZKEGC
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-09-03 13:45:34 -0700	All parties have signed document. Signed copies sent to: Nic Ruiz and Alternative Securities Markets Group.
2014-09-03 13:45:34 -0700	Document signed by Nic Ruiz (nsruiz@aol.com) with drawn signature. - 74.248.228.117
2014-09-03 13:28:08 -0700	Document viewed by Nic Ruiz (nsruiz@aol.com). - 74.248.228.117
2014-09-03 13:06:13 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-09-03 13:05:45 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-09-03 13:05:45 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

EXHIBIT A

Digger's BBQ Franchises, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Digger's BBQ Franchises, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Digger's BBQ Franchises, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Digger's BBQ Franchises, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Digger's BBQ Franchises, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Digger's BBQ Franchises, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this ___________ day of ________________, 2014 by and between Digger's BBQ Franchises, Inc., a South Carolina Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Digger's BBQ Franchises, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210,** payable by check to the order of **Digger's BBQ Franchises, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

Company Convertible Securities: All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5. **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

a. If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of South Carolina, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Digger's BBQ Franchises, Inc.:

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT B:

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

TYPE OR PRINT CLEARLY IN BLACK INK

1. The name of the proposed corporation is Digger's BBQ Franchises, Inc.

2. The initial registered office of the corporation is 1591 Savannah Highway, Suite 201
   Street Address

   Charleston | Charleston | South Carolina | 29407
   City | County | State | Zip Code

   and the initial registered agent at such address is United States Corporation Agents, Inc.
   Print Name

   I hereby consent to the appointment as registered agent of the corporation.

   Agent's Signature
   By: Jene Varghese, Assistant Secretary

3. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable.

   a. [ ] The corporation is authorized to issue a single class of shares, the total number of shares authorized is ______

   b. [X] The corporation is authorized to issue more that one class of shares:

Class of Shares	Authorized No. of Each Class
Common	100,000
Preferred	20,000

   The relative right, preference and limitations of the shares of each class, and of each series within a class, are as follows:

   Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors may determine, in whole or part, the preferences, limitations, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series. The corporation shall file articles of amendment setting forth the terms of the series of Preferred Stock designated by the board of directors before the issuance of such shares.

4. The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (See Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ______

120710-0072 FILED: 07/02/2012
DIGGER'S BBQ FRANCHISES, INC
Filing Fee: $135.00 ORIG

Mark Hammond South Carolina Secretary of State

Digger's BBQ Franchises, Inc.
Name of Corporation

5. The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws as amended)

6. The name, address, and signature of each incorporator is as follows (only one is required).

a. Legalzoom.com, Inc.
Name
101 N. Brand Blvd., 11th Floor Glendale, CA 91203
Address

Signature Sheila Dang
Assistant Secretary of Legalzoom.com, Inc. (Incorporator)

b. ______
Name
______
Address
______
Signature

c. ______
Name
______
Address
______
Signature

7. I, Jeanne J Brooker an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date 6/26/12

Signature Jeanne J. Brooker
Jeanne J. Brooker
Type or Print Name
2 Office Park Ct, Ste 103
Address
Columbia, SC 29223
699-6130
Telephone Number